FOR IMMEDIATE RELEASE
Strategic Shareholder Liquidity Fund, LLC Extends Tender Offer for 9,275,000 Shares of Common Stock of
Dividend Capital Total Realty Trust Inc. to November 12, 2010
Newport Beach, CA: October 4, 2010 — Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (“Purchaser”), announced that it is extending the term of its offer to purchase 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (“Dividend Capital”), at a price of $3.00 per Share, in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in a Offer to Purchase and a related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer” and the “Tender Offer Documents”).
Stockholders of Dividend Capital will have until 5:00 p.m., Eastern Time, on Friday, November 12, 2010, to decide whether to tender Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, NOVEMBER 12, 2010 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

For more information about the Offer or to get copies of the Tender Offer Documents, please call the Information Agent for the Offer.
The Information Agent for the Offer is:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Attn: Corporate Actions Department, 27th Floor
CALL TOLL-FREE (866) 333-5987
THIS ANNOUNCEMENT IS NEITHER AN OFFER TO BUY NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS BEING MADE SOLELY BY A FORMAL OFFER TO PURCHASE AND IS NOT BEING MADE TO, AND TENDERS WILL NOT BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS RESIDING IN ANY JURISDICTION IN WHICH MAKING OR ACCEPTING THE OFFER WOULD VIOLATE THAT JURISDICTION’S LAWS.